BANK OF AMERICA CORPORATION

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

December 28, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Attention: John Stickel and Robert Arzonetti

Re:	Bank of America Corporation

BofA Finance LLC

Registration Statement on Form S-3 (File No. 333-268718)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bank of America Corporation and BofA Finance LLC (together, the “Registrants”), hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-268718) (the “Registration Statement”) so that it will become effective at 9:00 a.m., New York City time, on December 30, 2022, or as soon thereafter as practicable. The members of the underwriting group for a “take down” from the Registration Statement have not been finally determined.

Please contact Elizabeth H. Jones at (704) 373-8847 or Elizabeth G. Wren at (704) 343-2319, of McGuireWoods LLP, counsel to the Registrants, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

BANK OF AMERICA CORPORATION

By:	/s/ Vincent Lichtenberger
Name:	Vincent Lichtenberger
Title:	Associate General Counsel

BofA FINANCE LLC

By:	/s/ Min Zhang
Name:	Min Zhang
Title:	Vice President

[BANK OF AMERICA CORPORATION AND BOFA FINANCE LLC REQUEST FOR

ACCELERATION OF EFFECTIVENESS – SIGNATURE PAGE]